Morgan, Lewis & Bockius LLP

300 South Grand Avenue, 22nd Floor

Los Angeles, California 90071

October 14, 2005

VIA EDGAR

Ms. Tangela Richter

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Re:	Contango Oil & Gas Company

Amendment No. 1 to Registration Statement on Form S-3 filed September 19, 2005

(“Amendment No. 1”); File No. 333-127096

Dear Ms. Richter:

Our client, Contango Oil & Gas Company (“Contango”), is concurrently filing Amendment No. 2 to its Form S-3 (“Amendment No. 2”). Set forth below are the comments of the Staff contained in your comment letter pertaining to Amendment No. 1 to Mr. Kenneth R. Peak, Chairman, Chief Executive Officer and Chief Financial Officer of Contango, dated October 6, 2005, followed by Contango’s response to each comment. The numbers of each comment and response correspond to the numbers assigned to the comments in your comment letter.

Form S-3

General

Comment 1:

We note that your operations are centered in the U.S. Gulf Coast and the Gulf of Mexico. Provide a risk factor addressing the effect of the recent events related to Hurricane Katrina and Hurricane Rita on your facilities and operations, including any anticipated impact on your future results of operations and liquidity. Alternatively, advise us why you believe that such disclosure is not necessary.

Ms. Tangela Richter

Securities and Exchange Commission

October 14, 2005

Response:

We believe a risk factor addressing the effect of the recent events related to Hurricanes Katrina and Rita is not necessary because such events have not made the offering more speculative or risky. Instead, new disclosure has been added under the caption “Recent Developments” on pages [1 and 2] of Amendment No. 2 to address the effect of Hurricanes Katrina and Rita on Contango’s facilities and operations, including any anticipated impact on Contango’s future results of operations and liquidity.

Where You Can Find More Information, page 15

Comment 2:

There appears to be a typographical error that references the date of the event reported on Form 8-K as September 15, 2005 versus the correct date of September 13, 2005. Please revise or advise.

Response:

The disclosure has been revised on page [17] of Amendment No. 2 to correct the typographical error.

If you have any questions or comments on the responses, please call me at 213.612.1372.

Sincerely,

David V. Chang

cc:	Mr. Kenneth R. Peak

Ms. Lesia Bautina

Mr. David Holcombe

Richard A. Shortz, Esq.